

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 19, 2009

<u>Via U.S. Mail</u>

Mr. Michael McCarthy
President and Chief Executive Officer
Global West Resources, Inc.
27651 La Paz Road, Suite A
Laguna Niguel, CA 92677

> **Re:** **Global West Resources, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 11, 2009**
> **File No. 000-52996**

Dear Mr. McCarthy:

We have completed our review of your Preliminary Information Statement on Schedule 14C and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
        James Vandeberg, Esq.
        (206) 262-9513